SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[May 27, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
HELSINKI, FINLAND

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

SIGNATURES

Date May 27, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Metso Paper plans to reduce its personnel in
the Nordic countries by 300 people

(Helsinki, Finland, May 27, 2003) – Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area, Metso Paper, plans to improve its operational efficiency by reducing the number of its personnel in Finland and Sweden by approximately 300 people by the end of 2003.

The personnel reduction is related to the renewal of Metso Paper’s operating model, targeting at a clear improvement in operational efficiency and profitability in the current market situation. The focus of Metso Paper’s operations will be transferred to new, growing market areas and closer to the customers by strengthening resources especially in China and South America. The new focus will result in changes in the organizational structure in the Nordic countries and in North America.

Negotiations with the personnel in the various locations in Finland and Sweden will be started during the coming weeks. In Finland, mainly Metso Paper units in Järvenpää, Jyväskylä, Turku, Karhula, Valkeakoski and Pori will be subject to the reductions. In Sweden, the negotiations will start in Karlstad and Sundsvall.

It is estimated that the majority of the personnel reductions will be completed by the end of 2003 or early 2004.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Bertel Karlstedt, President & CEO, Metso Paper, tel. +358 20 482 5102 Hilkka Alatalo-Korpi, Senior Vice President, HR, Metso Paper, tel. +358 20 482 5500

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.